Exhibit 99.1

Q India Set To Launch New Gaming Channel Q GAMEX in September 2022

Channel Will Be The First Targeting Young IndiaGamers on Connected TV and Digital Platforms

Q India Brand Now Extends Across Five Broadcast and Digital Channels

QGame X Logo (CNW Group/QYOU Media Inc.)

MUMBAI, India and TORONTO, Aug. 3, 2022 /CNW/ - QYOU Media  Inc. (TSXV: QYOU) (OTCQB: QYOUF) has announced today that QYOU Media India Pvt. Ltd., is launching Q GameX in September 2022, a 24x7 gaming channel which will stream gameplay matches and battlegrounds while taking the viewers through interesting insights on console/gaming equipment, unboxing experiences, tips and tricks and much more. Q GameX will reach digitally savvy young adults between the ages of 18 to 35 and monetize the viewership by working with brands and advertisers seeking that same audience.

According to analysis by KPMG, India is set to become one of the world's leading markets in the gaming industry where it is expected to cross 450 million online gamers in 2023, second only to China. Growing steadily for the last five years, it is expected to treble in value and reach an overall value of $5 billion by 2025 driven by a rapidly growing younger population with higher disposable income. The total number of online gamers grew 8% from 360 million in 2020 to 390 million in 2021.

Q India's flagship broadcast Hindi language channel was launched in 2019 and in 2022 the company has launched three new 24/7 channels (with Q GameX to be the fourth) all targeting the Young India demographic and leveraging content from a wide array of top social influencers and digital content creators. New broadcast channel Q Marathi was launched in spring 2022 and with the addition of three digital channels that have distribution through Connected TV's and digital outlets featuring genre specific content, the 2022 channel line-up looks as follows:

Q India Channels Guide (CNW Group/QYOU Media Inc.)

Q India Has Inked 70+ Connected TV Distribution Partnerships

The focus on channels for the Connected TV audience is part of a growing effort to capitalize on a business that is already experiencing tremendous growth worldwide and in India specifically. Recent reports put the share of sales of Connected TV's in overall TV shipments in India to reach 84%. The Q India has established distribution agreements with 70+ Connected TV OEM's including Samsung, Xiaomi, One Plus, TCL and many more premium brands.

Krishna Menon, COO of The Q India and who leads the current Connected TV platform efforts commented, "We are executing on our goal this year of becoming a leading provider of genre based channels to audiences adopting Connected TV's as a primary destination for their viewing time. Our unique and socially connected content style is perfectly aligned with what this audience is looking for. We believe that Q GameX presents an enormous opportunity on these platforms."

Added QYOU Media CEO and Co-Founder Curt Marvis, "Investors in North America are keenly aware of the massive viewership and ad sales figures that have accompanied the explosive growth of Connected TV's and content outlets like Roku, Pluto and Tubi. Connected TV's and so called FAST (Free Ad Supported TV) channels have become an essential part of the media distribution landscape. We see the identical phenomenon occurring in India and plan on being a major beneficiary of this new and evolving way for consumers to view their favorite programming."

About QYOU Media

QYOU Media operates in India and the United States producing and distributing content created by social media and digital content stars and creators. In India, via our flagship brand, The Q and the recently launched Q Marathi and Q Kahaniyan and Q Comedistaan, we curate, produce and distribute premium content including television networks and VOD for cable and satellite television, OTT, mobile phones, smart TV's and app based platforms. Our India based influencer marketing division, Chtrbox, is among India's leading influencer marketing platforms connecting brands and social media influencers. In the United States, we create and manage influencer marketing campaigns for major film studios, game publishers and brands. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.  Experience our work at www.qyoumedia.com and www.theq.tv

Join our shareholder chat group on Telegram:  http://t.me/QYOUMedia

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE QYOU Media Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2022/03/c7253.html

%CIK: 0001650287

For further information: Contact shareholder@qyoutv.com or Nicole Kotyk at 437-992-4814 for more information.

CO: QYOU Media Inc.

CNW 08:05e 03-AUG-22